Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax
Todd E. Mason | 212 692 6731 | tmason@mintz.com	www.mintz.com
October 29, 2010
Via EDGAR Submission
Linda Cvrkel, Branch Chief — Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Navios Maritime Holdings Inc. Form 20-F for the year ended December 31, 2009 Filed March 16, 2010 File No. 001-33311
Dear Ms. Cvrkel:
     On behalf of Navios Maritime Holdings Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated October 14, 2010 relating to the above-captioned Form 20-F (the “Annual Report”). Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.
     Form 6-K filed August 23, 2010
     Acquisition of Horamar Group, page F-18
1.	We note your response to our prior comment 3 but do not believe the information provided in your response was fully responsive to our request. As originally requested, please provide us with the method and all relevant assumptions used in determining the fair value of the shares released from escrow during 2010 and explain how the company relied on the use of the independent valuation of Navios Acquisition in 2008, including detail of the referenced adjustments made to such valuation to arrive at the 2010 valuation. We may have further comment upon receipt of your response.
Response: Because the shares of Navios Logistics are not publicly-traded, the fair value of the shares released from escrow during 2010 was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted-average cost of capital. The key methods and assumptions used in the discounted cash flow analysis are summarized below:
•	the Company projected its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 on the basis of a compound annual growth rate for revenue of approximately 8.8%;

Linda Cvrkel
Securities and Exchange Commission
October 29, 2010

•	the Company prepared its cash flow projections on the basis of revenue-producing assets that were owned by the logistics business as of the date of the analysis;

•	the Company calculated a terminal value for the business by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014);

•	the Company discounted its projected future cash flows, including the terminal value, using a weighted-average cost of capital of 12.9%; and

•	the Company deducted net debt of the business from the discounted cash flows in arriving at estimated fair value of the logistics business.
          As noted in our prior response, an independent valuation specialist was not utilized in connection with the 2010 valuation for several reasons, including the Company’s assessment of the potential significance of the expected financial statement impact. Accordingly, the Company prepared the above discounted cash flow analysis internally and, subsequently, compared certain common inputs to those used in the independent valuation report prepared in 2008, which was prepared principally for purposes of estimating the fair value of acquired intangibles to be recorded in connection with the acquisition of Horamar.
          In particular, the valuation report prepared in 2008 was based on the following inputs, among others: projected free cash flows for the period from 2008 through 2012, a growth factor of 3.0% in perpetuity for free cash flow, a compound annual growth rate for revenue of approximately 5.4% and a weighted-average cost of capital of 12.6%.
          Please call the undersigned at (212) 692-6731 with any comments or questions regarding the Annual Report and please send a copy of any written comments to the following parties:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,
/s/ Todd E. Mason
Todd E. Mason

cc:	Securities and Exchange Commission (Heather Clark, Division of Corporation Finance) Navios Maritime Holdings Inc. (Ms. Angeliki Frangou)